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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
October 28, 2003

Commission File Number: 001-10579

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of registrant’s name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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Telecommunications Company of Chile, S.A.

TABLE OF CONTENTS

Item
1.	Report on the Financial Statements for the nine-month periods ended September 30, 2002 and 2003.
2.	Financial Statements for the nine-month periods ended September 30, 2002 and 2003

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Item 1.

             News Release

FOR IMMEDIATE RELEASE

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.
ANNOUNCES RESULTS FOR THE THIRD QUARTER 2003 (3Q03)

Highlights:

The Company recorded a profit of Ch$1,292 million (US$2.0 million) in 3Q03, compared to a loss of Ch$17,321 million (US$26.2 million) in 3Q02
EBITDA amounted to Ch$94,906 million (US$143.6 million) in 3Q03, compared to Ch$101,723 million (US$153.9 million) in 3Q02
EBITDA margin reached 46.0% in 3Q03, compared to 45.9% in 3Q02

(Santiago, Chile – October 24, 2003) Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) (“Telefónica CTC Chile” or the “Company”) announced today its financial results, submitted to an internal financial review of independent auditors, stated in Chilean GAAP (in constant Chilean pesos as of September 30, 2003) for the third quarter of 2003. U.S. dollar equivalent information is based on the Observed Exchange Rate (as defined by the Chilean Central Bank) for September 30, 2003, which was Ch$660.97 = US$1.00. This information will be made publicly available through the Chilean Superintendencia de Valores y Seguros (“SVS”) and the Securities and Exchange Commission of the United States of America (www.sec.gov), as well as at the Company’s website, www.telefonicactcchile.cl

CONSOLIDATED RESULTS FOR 3Q03

(Comparisons refer to 3Q02)

REVENUES	Telefónica CTC Chile' s revenues decreased by 6.9% in 3Q03 as compared to 3Q02, amounting to Ch$206,507 million (US$312.4 million). This decrease is basically as result of the fact that 3Q02 figures include revenues from the subsidiary Sonda, which are no longer consolidated following the sale of a 25% stake in this subsidiary during September 2002. Excluding Sonda revenues in 3Q02, Telefónica CTC Chile’s total consolidated revenues increased 1.9% in 3Q03 as compared to 3Q02. Regarding the performance of the Company's core businesses in the third quarter, long distance revenues and fixed telephony revenues showed a decline of 18.9% and 2.7%, respectively, in 3Q03 compared to 3Q02. This decrease was offset by: (i) a 15.7% increase in revenues from mobile services, and (ii) a 5.1% increase in revenues from corporate customer communications services.

OPERATING COSTS AND EXPENSES	Operating costs and expenses decreased by 4.0% in 3Q03, to Ch$178,724 million (US$270.4 million), as compared to Ch$186,104 million (US$281.6 million) in 3Q02. However, excluding costs related to Sonda in 3Q02, operating costs increased by 5.8% in 3Q03.

Salary expenses decreased by 25.7% in 3Q03, to Ch$15,091 million (US$22.8 million), mainly due to the deconsolidation of Sonda in September 2002. Excluding Sonda's effect, salary expenses decreased by 0.1% in 3Q03 from 3Q02.

Other operating costs and expenses decreased by 14.6% in 3Q03 as compared to 3Q02, to Ch$57,505 million (US$87.0 million). Excluding Sonda's costs in 2002, such costs increased by 0.6%.

Administrative and selling expenses increased by 20.6% to Ch$39,005 million (US$59.0 million). Excluding administrative and selling expenses associated with Sonda in 3Q02, this item increased by 21.9% in 3Q03 from 3Q02, mainly as a result of higher sales commissions related to the mobile business and ADSL, as well as higher costs related to third-party contracts, which were partially compensated by the savings of the restructuring process of October 2002.

EBITDA	As a result of the above, EBITDA[1] in 3Q03 decreased by 6.7% to Ch$94,906 million (US$143.6 million), compared to Ch$101,723 million (US$153.9 million) recorded in 3Q02. Excluding the impact of Sonda in 3Q02, EBITDA decreased 4.4% in 3Q03 compared to 3Q02.

1	EBITDA = operating income + depreciation

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EBITDA margin[2] in 3Q03 was 46.0%, compared to 45.9% recorded in 3Q02. However, if Sonda's impact is excluded, EBITDA margin in 3Q02 would have been 48.8%.

DEPRECIATION	Depreciation increased by 1.5% to Ch$67,123 million (US$101.5 million) in 3Q03 as compared to 3Q02. However, excluding depreciation associated with Sonda in 3Q02, it increased by 3.9% in 3Q03 from 3Q02, mainly as a result of putting into operation new assets of the Company, related to the mobile and data businesses.

OPERATING INCOME	OPERATING INCOME decreased by 21.9% to Ch$27,783 million (US$42.0 million) in 3Q03 as compared to the Ch$35,596 million (US$53.8 million) recorded in 3Q02. The operating margin amounted to 13.5% in 3Q03 as compared to 16.1% in 3Q02. Excluding Sonda in 3Q02, consolidated operating income decreased by 20.0% in 3Q03 compared to 3Q02.

NON-OPERATING INCOME	NON-OPERATING INCOME (LOSS): Telefónica CTC Chile recorded a 50.8% decrease in non-operating losses, which amounted to Ch$22,388 million (US$33.9 million) in 3Q03, as compared to a non-operating loss of Ch$45,505 million (US$ 68.8 million) in 3Q02. This improvement is basically the result of:

(i) an 87.1% decrease in other non-operating expenses in 3Q03, resulting from the charges in 3Q02 derived from the decrease in market value of Terra Network shares, as well as costs of the reorganization process implemented in October 2002;
(ii) a 38.2% reduction in interest expense in 3Q03 compared to 3Q02, as a result of a 19.6% reduction in average interest-bearing debt, lower market interest rates and the depreciation of the US$ versus the Chilean peso over the same period, and an extraordinary effect due to write-offs corresponding to the pre-amortization of a local bond in 3Q02. This was partly offset by the fact that as of January 2003, the Company no longer capitalizes interest expenses, due to the fact that investment projects are been financed with internal cash generation instead of debt. Total interest-bearing debt amounted to US$1,394 million as of September 30, 2003;
(iii) a gain from monetary correction of Ch$1,274 million (US$1.9 million) in 3Q03, mainly as result of a Ch$13 decrease in the value of the U.F. during 3Q03, affecting U.F.[3] denominated debt. Moreover, a positive net adjustment between assets and shareholder’s equity occurred as a result of the variation in the IPC inflation index (quarterly variation of 0.08%).

2	EBITDA margin = (operating income + depreciation) / total operating revenues.
3	UF: “Unidad de Fomento” or daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate of the previous month

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The above was partially offset by: (i) a 63.7% decrease in interest income due to lower local and international interest rates and lower cash position resulting from the Company’s reduction in interest-bearing debt and dividend payments; and (ii) a 47.3% decrease in other non-operating income, principally due to higher revenues in 2002 related to the sale of the 25% stake in Sonda, which were higher than the revenues booked in 2003 from the sale of the remaining 35% stake in that subsidiary, and also due to higher market value of Terra Networks’ shares in 2002.

INCOME TAXES	INCOME TAXES: In 3Q03, Telefónica CTC Chile recorded a total income tax charge in the amount of Ch$4,012 million (US$6.1 million), composed of a Ch$765 million (US$1.2 million) current income tax and a Ch$3,247 million (US$4.9 million) charge for deferred taxes of the period as well as amortization of deferred taxes of previous periods. This is a 44.9% decrease as compared to the Ch$7,285 million (US$11.0 million) tax charge registered in 3Q02, and is mainly due to the tax loss carry-forwards from the sale of Sonda and the Terra Networks shares which lowered the taxable base.

NET RESULT	The Company recorded a net income of Ch$1,292 million (US$2.0 million) in 3Q03 as compared to a net loss of Ch$17,321 million (US$26.2 million) recorded in 3Q02.

Net income per ADR in 3Q03 amounted to US$0.01, compared to a loss per ADR of US$0.11 recorded in 3Q02. Furthermore, net income per share in 3Q03 equaled Ch$1.35 as compared to the loss of Ch$18.1 in 3Q02.

CAPEX	Capital expenditures for Telefónica CTC Chile and its consolidated subsidiaries amounted to US$48 million in 3Q03 compared to US$58 million in 3Q02, for a total of US$154 million over the nine-month period ended September 2003, compared to US$128 million in the same period of the previous year. Capital expenditures during the period were mainly focused on the deployment of the new GSM/GPRS mobile network.

CASH FLOW	The consolidated free cash flow from operations[4] in 3Q03 reached Ch$48,916 million (US$74.0 million) as compared to Ch$45,046 million (US$68.1 million) in 3Q02. The consolidated operating free cash flow decreased by 13.8% to Ch$136,388 (US$206.3 million) in the nine-month period ended September 2003, as compared to Ch$158,148 million (US$239.3 million) in the same period of the previous year, mainly due to a 20.4% increase in capital expenditures in the nine-month period ended September 2003 versus same period in the previous year.

4	Consolidated free cash flow from operations= EBITDA – capital expenditures – net interest expense – taxes

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REVENUES BY BUSINESS UNIT

NOTE: As of Sept. 2002, Sonda's revenues do not appear as part of Telefonica CTC Chile’s total consolidated revenues

FIXED TELEPHONY	Revenues from fixed telephony services include Primary Service, Access Charges and Interconnections and Directory Advertising. Fixed telephony revenues, which represented 45.8% of total operating revenues in 3Q03, decreased by 2.7% to Ch$94,646 million (US$143.2 million) as compared to 3Q02.

Plan to change terminal equipment for once that allow the use of new value added services	Lines per employee (excluding employees of Telefónica CTC Chile’s subsidiaries), increased by 11.4% from 836 at September 30, 2002, to 931 at September 30, 2003, as a result of the corporate restructuring process that took place in October 2002, and despite the decrease in lines in service during the period.

Primary service revenues, which include the fixed monthly charge, variable charge, connections and other installations, value-added services and equipment marketing, and others (ADSL, IP flat fee, rural telephony, among others), decreased by 3.7% to Ch$85,298 million (US$129.0 million) in 3Q03 as compared to 3Q02. This decrease is mainly attributable to a 6.5% decrease in the fixed monthly charge and an 11.5% decrease in the variable charge due to: (i) a 1% additional tariff decrease applied in May 2003 to variable and fixed charges pursuant to the Tariff Decree; (ii) a 7.9% decrease in average lines in service in 3Q03 vs. 3Q02, which resulted from increased disconnections in 3Q03 associated to non-payment, and (iii) an increase in the proportion of traffic charged as fixed-Internet traffic, whose rates are lower than those of traffic rated as Measured Local Service (fixed-fixed calls). However, the above was offset by (i) a 190.1% increase in other fixed telephony revenues due to higher revenues from ADSL services and from new flat fee plans; (ii) a 9.4% increase in revenues from value-added services (call waiting, call transfer, voice mail, conference call, among others), and (iii) a 164.2% increase in revenues from equipment marketing which, as of January, include revenues from equipment sales to small and medium-sized enterprises. Previously, these revenues were included in corporate customer communication revenues.

Access charges and interconnections revenues include revenues from access charges generated by LD carriers, as well as those paid by other telecommunications operators that use Telefónica CTC Chile’s network. They also include other interconnection services apart from access charges, such as interconnection of networks and information services to carriers, among others. These revenues increased by 8.2% in 3Q03 to Ch$6,402 million (US$9.7 million) as compared to 3Q02, mainly as a result of a 39.7% increase in other interconnection services due to the regularization of outstanding access charges from other local operators and higher revenues from network services and interconnections. This was partially offset by an 11.6% decrease of DLD access charges revenues and a 28.6% decrease in ILD access charges revenues, due to a 15.1% and 31.1% decrease in domestic and international interconnection traffic, respectively in 3Q03 vs. 3Q02.

Revenues from directory advertising, generated by the Company's contract with Publiguías, increased by 5.8% in 3Q03 to Ch$2,946 million (US$4.5 million) as compared to 3Q02.

LONG DISTANCE LDN market share improves to 39.8%	Long distance revenues include revenues from domestic and international long distance traffic carried by 188 Telefónica Mundo and Globus 120, as well as revenues from the rental of the long distance network to other telecom operators. Total long distance revenues, which accounted for 7.2% of consolidated operating revenues in 3Q03, decreased by 18.9% as compared to 3Q02, to Ch$14,943 million (US$22.6 million). This decrease in revenues was mainly due to: (i) lower revenues from domestic long distance services (“DLD”) due to the 14.5% decrease in DLD traffic carried by 188 Telefónica Mundo and Globus in 3Q03 as compared to 3Q02, in line with the DLD industry traffic trends and mainly as a result of the slow economic recovery and the substitution effect from mobile service, and (ii) lower revenues from international long distance services (“ILD”) due to an 8.0% decrease in outgoing ILD traffic, together with a reduction of 5.5% in the average price of this service in 3Q03 vs. 3Q02 caused by increased competition, and (iii) lower revenues from the rental of the long distance network to other telecom operators due to lower prices and lower industry traffic in general.

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MOBILE COMMUNICATIONS 4.9% increase in average subscribers from 3Q02	Mobile communications revenues include revenues from outgoing cellular traffic and interconnection revenues from Calling Party Pays (incoming traffic to the mobile network), as well as revenues from mobile equipment sales. Total revenues from mobile communications, which accounted for 29.1% of total operating revenues in 3Q03, amounted to Ch$60,109 million (US$90.9 million), representing an increase of 15.7% as compared to 3Q02. This increase is mainly the result of a 14.9% increase in average cellular subscribers and also an increase in sales of prepaid equipments, which was partially offset by a decrease in the average monthly revenue per user (“ARPU”), due to an increase in the proportion of prepaid customers in Telefónica Móvil’s subscriber base. Prepaid customers represented 78.1% of total average cellular subscribers in 3Q03, as compared to 75.7% in 3Q02. As of September 30, 2003, Telefónica Móvil had 2,030,761 customers, of which, 179,167 are GSM customers.

CORPORATE CUSTOMER COMMUNICATIONS	Corporate customer communications include revenues from (i) telecommunications equipment sales, which refers to voice equipment (fax, PABX, etc.); (ii) complementary telephone services, such as 600, 700, 800 numbers and digital communications; (iii) data services, including ATM, Frame Relay, data equipment and services related to the IP network, and (iv) dedicated links and others, including videoconference, Datared, E1 Links and VSAT, “ISP Empresas” revenues, services such as housing and hosting and consulting services to corporate customers.

Increase in revenues from connectivity services through the IP network	Revenues from corporate customer communications increased by 5.1% to Ch$22,395 million (US$33.9 million) in 3Q03 as compared to 3Q02. The contribution of corporate customer communications revenues to total operating revenues increased from 9.6% in 3Q02 to 10.8% in 2Q03. This increase was mainly related to: (i) a 31.1% increase in data services revenues in 3Q03 as compared to 3Q02 due to increased connectivity services through the IP network; (ii) a 28.9% increase in complementary services to corporate customers, and (iii) a 3.8% increase in circuits and others. However, this was partly offset by decreased revenues in telecommunications equipment sales. ATM links decreased by 1.8% while data links through the IP network grew at a rate of 123% for dedicated IP network, and average customers decreased by 2.5% for switched IP network in 3Q03 as compared to 3Q02.

Additionally, as of January 2003, and according to the business restructuring of October 2002, revenues from equipment marketing and services to small and medium-sized enterprises are now accounted for as part of the “Consumer and Small Business Communications” business area, under fixed telephony revenues. Excluding these revenues in 3Q02, corporate customer communications revenues grew 12.0%

OTHER BUSINESSES Decrease in revenues still impacted by the elimination of Sonda’s revenues, still included in 3Q02	These revenues include public telephones, as well as revenues from interior installation and equipment marketing of the subsidiary CTC Equipos, among others. These revenues, which represented 7.0% of total operating revenues in 3Q03, dropped 55.9% to Ch$14,414 million (US$21.8 million) in this quarter vs. 3Q02. This shift is primarily the result of the deconsolidation of the information systems subsidiary Sonda as of the start of September 2002.

Public telephone revenues increased by 13.5% in 3Q03 to Ch$3,006 million (US$4.5 million) as compared to 3Q02.

Interior installation and equipment marketing revenues increased by 18.6% in 3Q03 to Ch$8,059 million (US$12.2 million) compared to 3Q02.

Other businesses revenues, that include revenues from other subsidiaries such as Telemergencia and T-gestiona, among others, decreased by 20.8% to Ch$3,349 million (US$5.1 million) in 3Q03, as compared to 3Q02, mainly due to the sale of Istel, and offset by higher revenues from Telemergencia.

BUSINESS UNIT PERFORMANCE FOR 3Q03

Business Unit	EBITDA (Ch$ mn)	EBITDA Margin	Contribution to Net Result (Ch$mn)

Fixed telephony	54,393	49.3%	-1,115
Long distance	8,269	35.7%	3,889
Mobile	19,810	32.4%	1,661
Corp. Communications (incl. Data)	n.d.	n.d.	8,589
Others	n.d.	n.d.	-11,732

Consolidated	94,906	46.0%	1,292

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COMPANY NEWS

RESOLUTION No. 709 OF ANTITRUST COMMISSION REGARDING TARIFF FLEXIBILITY

On October 13, 2003, the Antitrust Commission released Resolution No. 709 which, by unanimous vote, incorporated Telefónica CTC Chile’s request that the Commission clarify the terms of Resolution No. 686 in respect to granting tariff flexibility to fixed telephony.

In this Resolution, the Antitrust Commission authorized the Company to offer alternative plans within a regulated framework stipulated by the Authority.

FITCH RATINGS IMPROVES TELEFONICA CTC CHILE OUTLOOK TO “STABLE”

On September 9, 2003, Fitch Ratings rating agency affirmed Telefónica CTC Chile’s current international rating at BBB+, assigned to its local and foreign currency debt. Additionally, the agency improved its outlook to “stable” from “negative”.

The reasons supporting this change are the implementation and successful execution of a turnaround plan put in place by Telefónica CTC Chile following the regulatory tariff decree implemented in 1999. They judged that the plan has achieved a significant improvement in the Company’s financial profile. Moreover, Company’s rating incorporates a satisfactory outcome to the upcoming tariff resetting process.

SALE OF REMAINING 35% STAKE IN SONDA

On July 31, 2003, Inversiones Santa Isabel Ltd., exercised its anticipatory call option to buy the remaining 35% stake that Telefónica CTC Chile held in Sonda.

Sale price was approximately US$50.5 million and the financial impact was a loss recorded in 3Q03 of approximately US$8.6 million.

SALE OF TERRA NETWORKS SHARES

On July 27, 2003, Telefónica CTC Chile sold 2,984,986 Terra Networks S.A.’s shares at 5.25 Euro per share in accordance with Telefónica S.A.’s tender offer. The Company received a cash payment of approximately US$18 million, although this transaction had a negative impact on 3Q03 of Ch$48 million.

TECHNICAL-ECONOMIC BASES IN TARIFF SETTING PROCESS FOR FIXED TELEPHONY ESTABLISHED

On July 25, 2003, the Undersecretary of Telecommunications promulgated Resolution No. 827 which established the definitive technical-economic rules for the Tariff Study used in the tariff setting process for fixed telephony for Telefónica CTC Chile. This tariff study sets the level, structure and mechanism of indexation for regulated services provided by the Company.

PRESENTATION OF TARIFF STUDY IN PROCESS TO SETTLE ACCESS CHARGES IN MOBILE TELEPHONY

On July 25, 2003, Telefónica Móvil presented to the Undersecretary of Telecommunications its Tariff Study regarding access charges rates for the 2004–2009 period. The Ministry of Transportation and Telecommunications and the Ministry of Economy has until November 22, 2003 to make a pronouncement on this tariff proposal.

SALE OF HEALTH INSURANCE SUBSIDIARY: ISTEL

In accordance with the agreement with Isapre Consalud S.A. for the sale of Compañía de Telecomunicaciones de Chile Isapre S.A. (Istel), On September 2, 2003, the Company materialized the sale for an amount in Chilean pesos equivalent to UF9,175 (approximately US$0.2 million). However, the transaction did have a negative financial impact in 3Q03 amounting to Ch$67 million.

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WE INVITE YOU TO VISIT TELEFONICA CTC CHILE'S INVESTOR RELATIONS WEBSITE AT: www.telefonicactcchile.cl
(Investor Relations)

For more information contact:

For more information contact:

Sofía Chellew – Verónica Gaete
María José Rodríguez – Florencia Acosta	Kevin Kirkeby /Mariana Crespo
TELEFONICA CTC CHILE	THE GLOBAL CONSULTING GROUP
Tel.: 562-691-3867	646-284-9413 / 646-284-9407
Fax: 562-691-2392
E-mail:	E-mail:
schelle@ctc.cl, vgaete@ctc.cl	kkirkeby@hfgcg.com
mjrodri@ctc.cl, macosta@ctc.cl	mcrespo@hfgcg.com

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, value-added services and information systems services and operates a nationwide cellular network

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.’s expectations for its performance for the quarter. Forward looking statements may also be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions. The forward-looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile’s regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.’s control

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Item 2.

PHYSICAL STATISTICS

	I	II	III	IV	I	II	III
	2002	2002	2002	2002	2003	2003	2003

Total lines in service at the end of period	2,746,178	2,760,252	2,721,412	2,686,695	2,630,223	2,566,384	2,486,885
Average number of lines in service (quarterly)	2,734,366	2,752,418	2,740,296	2,701,752	2,655,948	2,594,404	2,524,124
Number of lines installed (1)	3,024,693	3,027,354	3,030,444	3,023,541	3,026,374	3,030,377	3,033,792
Lines per 100 Inhabitants (2)	18	18	17	17	17	17	17
Public telephones in service at end of period	37,740	36,759	36,251	35,674	35,396	35,366	34,699
Effective minutes of local traffic measured by second (million)	3,650	4,088	3,984	4,178	3,552	3,866	3,894
Local calls MLS (millions)	1,245	1,328	1,265	1,428	1,201	1,247	1,254
DLD traffic of 188 Telefónica Mundo + Globus 120 (thousands of minutes)	183,372	184,456	176,075	172,942	164,958	157,372	150,550
Outgoing ILD traffic of 188 Telefónica Mundo +Globus 120 (thousands of minutes)	15,218	16,071	17,404	17,395	16,146	16,293	16,003
Access charge traffic (thousands of minutes)	1,672,282	1,762,580	1,707,252	1,645,934	1,460,389	1,437,348	1,366,297
Number of lines connected	71,898	93,617	76,950	97,954	65,045	59,378	67,304
Number of CTC’s employees (end of period) (3)	3,242	3,252	3,254	2,559	2,569	2,631	2,670
Number of subsidiaries’ employees (end of period) (3)	4,631	4,730	2,468	2,084	2,121	2,176	2,126
Number of cellular subscribers (end of period)	1,651,282	1,710,326	1,761,432	1,849,283	1,883,837	1,944,393	2,030,761

(1) Includes circuits and ISDN lines in order to indicate the real capacity of the network.
(2) 2002 Poll (15.1 million inhabs.) identified that estimated Chilean population by the “INE”, Statistic National Institute, (15.7 million inhabs.) was overestimated
(3) As of March 2003 the criteria for calculation of the permanent personnel was modified by adding personnel with fixed term contracts. Year 2002 was modified accordingly

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ANNUAL VARIATION

	I	II	III	IV	I	II	III
	2002	2002	2002	2002	2003	2003	2003

Total lines in service at the end of period	0.8%	0.6%	-1.1%	-1.3%	-4.2%	-6.5%	-8.6%
Average number of lines in service (quaterly)	0.8%	0.6%	-0.2%	-1.9%	-2.9%	-5.1%	-7.9%
Numbers of lines installed	0.6%	0.2%	0.5%	0.1%	0.1%	0.2%	0.1%
Lines per 100 Inhabitants	-0.6%	-0.6%	-2.3%	-1.5%	-0.6%	-2.9%	-4.6%
Public telephones in service at the end of period	69.8%	36.9%	18.1%	5.5%	-6.2%	-6.3%	-4.3%
Effective minutes of traffic measured by second (million)	-6.1%	-2.3%	-4.2%	0.0%	-2.7%	5.9%	-2.3%
Local calls MLS (millions)	-6.9%	-3.5%	-9.9%	-0.8%	-3.5%	0.2%	-0.9%
DLD traffic of 188 Telefónica Mundo + Globus 120 (thousands of minutes)	-7.8%	-7.6%	-11.7%	-14.1%	-10.0%	-14.2%	-14.5%
Outgoing ILD traffic of 188 Telefónica Mundo +Globus 120 (thousands of minutes)	7.5%	-1.3%	7.9%	6.9%	6.1%	7.1%	-8.0%
Access charge traffic (thousands of minutes)	-6.1%	-4.6%	-5.9%	-9.0%	-12.7%	-14.0%	-20.0%
Number of lines connected	-21.5%	-5.5%	12.2%	37.2%	-9.5%	-17.4%	-12.5%
Number of CTC’s employees (end of period)	-29.9%	-0.9%	6.6%	-21.2%	-20.8%	-18.8%	-17.9%
Number of subsidiaries' employees (end of period)	-2.3%	4.5%	-49.8%	-54.8%	-54.2%	-53.0%	-13.9%
Number of cellular subscribers (end of period)	27.5%	20.8%	19.0%	17.8%	14.1%	17.8%	15.3%

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QUARTERLY CONSOLIDATED STATEMENTS OF INCOME (CHGAAP)
(Ch$ millions as of September 30, 2003)

	JAN-SEP	IQ	IIQ	IIIQ	IVQ	JAN-SEP	IQ	IIQ	IIIQ	VARIATION
	2002	2002	2002	2002	2002	2003	2003	2003	2003	IIIQ03/ IIIQ02	2003/ 2002

OPERATING REVENUES

FIXED TELEPHONY	285,571	92,888	95,373	97,310	100,231	281,446	94,083	92,717	94,646	-2.7%	-1.4%
Primary Service	263,873	86,266	88,996	88,611	93,483	259,650	87,314	87,038	85,298	-3.7%	-1.6%
Telephone Line Serv.Fee (Fixed Monthly Charge)	120,047	40,035	39,880	40,132	40,591	116,164	39,859	38,763	37,542	-6.5%	-3.2%
Variable Charge	116,753	36,665	39,550	40,538	41,571	108,280	36,073	36,344	35,863	-11.5%	-7.3%
Connections and other installations	5,398	1,993	1,754	1,651	1,646	4,321	1,617	1,382	1,322	-19.9%	-20.0%
Value added services	12,454	4,071	4,239	4,144	4,915	13,813	4,525	4,756	4,532	9.4%	10.9%
Equipment Marketing	3,532	1,616	1,196	720	1,495	6,444	2,256	2,286	1,902	164.2%	82.4%
Other fixed telephony revenues	5,689	1,886	2,377	1,426	3,265	10,628	2,984	3,507	4,137	190.1%	86.8%
Access Charges and Interconnections	17,763	5,757	6,091	5,915	5,781	17,527	5,803	5,322	6,402	8.2%	-1.3%
Domestic long distance	7,057	2,259	2,362	2,436	2,492	6,649	2,327	2,169	2,153	-11.6%	-5.8%
International long distance	2,685	838	952	895	870	2,089	733	717	639	-28.6%	-22.2%
Other interconnection services	8,021	2,660	2,777	2,584	2,419	8,789	2,743	2,436	3,610	39.7%	9.6%
Directory Advertising	3,935	865	286	2,784	967	4,269	966	357	2,946	5.8%	8.5%

LONG DISTANCE	55,889	19,066	18,405	18,418	19,739	48,555	17,425	16,187	14,943	-18.9%	-13.1%
Domestic Long Distance	25,050	8,563	8,158	8,329	8,281	20,806	7,769	6,790	6,247	-25.0%	-16.9%
International Service	21,336	7,303	7,093	6,940	7,049	19,388	6,842	6,555	5,991	-13.7%	-9.1%
Rental of LD Network	9,503	3,200	3,154	3,149	4,409	8,361	2,814	2,842	2,705	-14.1%	-12.0%

MOBILE COMMUNICATIONS	151,916	49,658	50,314	51,944	57,499	172,274	55,291	56,874	60,109	15.7%	13.4%
Outgoing Traffic	88,983	27,798	30,221	30,964	33,362	112,022	32,552	35,063	44,407	43.4%	25.9%
Interconnection under Calling Party Pays	62,933	21,860	20,093	20,980	24,137	60,252	22,739	21,811	15,702	-25.2%	-4.3%

CORPORATE CUSTOMER COMMUNICATIONS	62,014	19,516	21,180	21,318	25,227	64,630	20,823	21,412	22,395	5.1%	4.2%
Equipment	16,680	5,083	5,723	5,874	8,115	12,078	3,820	4,089	4,169	-29.0%	-27.6%
Complementary Services	8,789	2,679	2,817	3,293	3,743	11,628	3,781	3,603	4,244	28.9%	32.3%
Data services	13,432	3,902	4,524	5,006	5,019	19,361	6,099	6,699	6,563	31.1%	44.1%
Dedicated links and others	23,113	7,852	8,116	7,145	8,350	21,563	7,123	7,021	7,419	3.8%	-6.7%

OTHER BUSINESSES	99,848	35,824	31,314	32,710	15,575	38,408	11,857	12,137	14,414	-55.9%	-61.5%
Public Telephones	9,189	3,423	3,118	2,648	3,034	8,454	2,930	2,518	3,006	13.5%	-8.0%
Interior installation and equipment marketing	21,055	7,228	7,031	6,796	7,527	22,929	7,447	7,423	8,059	18.6%	8.9%
Information System Services (Sonda)	63,098	23,956	20,104	19,038	(29)	0	0	0	0	-100.0%	-100.0%
Other Operating Revenues	6,506	1,217	1,061	4,228	5,043	7,025	1,480	2,196	3,349	-20.8%	8.0%

TOTAL OPERATING REVENUES	655,238	216,952	216,586	221,700	218,271	605,313	199,479	199,327	206,507	-6.9%	-7.6%

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QUARTERLY CONSOLIDATED STATEMENTS OF INCOME (CHGAAP), continued
(Ch$ millions as of September 30, 2003)

	JAN-SEP	IQ	IIQ	IIIQ	IVQ	JAN-SEP	IQ	IIQ	IIIQ	VARIATION
	2002	2002	2002	2002	2002	2003	2003	2003	2003	IIIQ03/ IIIQ02	2003/ 2002

OPERATING COSTS AND EXPENSES
Salaries	63,226	21,068	21,853	20,305	16,711	42,118	12,269	14,758	15,091	-25.7%	-33.4%
Depreciation	199,049	66,152	66,770	66,127	65,118	198,249	65,398	65,728	67,123	1.5%	-0.4%
Other Operating Costs	188,210	60,470	60,421	67,319	76,565	171,350	56,017	57,828	57,505	-14.6%	-9.0%
Adm. & Selling Expenses	102,649	34,998	35,298	32,353	29,915	105,437	32,672	33,760	39,005	20.6%	2.7%

TOTAL OPERATING COSTS AND EXPENSES	553,134	182,688	184,342	186,104	188,309	517,154	166,356	172,074	178,724	-4.0%	-6.5%

OPERATING INCOME	102,104	34,264	32,244	35,596	29,962	88,159	33,123	27,253	27,783	-21.9%	-13.7%

EBITDA	301,153	100,416	99,014	101,723	95,080	286,408	98,521	92,981	94,906	-6.7%	-4.9%
Operating Margin	15.6%	15.8%	14.9%	16.1%	13.7%	14.6%	16.6%	13.7%	13.5%	-2.6%	-1.1%
EBITDA Margin	46.0%	46.3%	45.7%	45.9%	43.6%	47.3%	49.4%	46.6%	46.0%	0.1%	1.4%

Interest Income	10,662	3,512	3,419	3,731	6,229	5,947	2,298	2,293	1,356	-63.7%	-44.2%
Other Non-Operating Income	12,418	2,146	1,524	8,748	963	11,368	1,804	4,957	4,607	-47.3%	-8.5%
Revenues from Related Companies	467	14	(304)	757	1,916	639	154	57	428	-43.5%	36.8%
Interest Expense	(64,022)	(20,061)	(20,081)	(23,880)	(18,428)	(49,382)	(17,349)	(17,280)	(14,753)	-38.2%	-22.9%
Amortization of Goodwill	(21,065)	(3,881)	(4,066)	(13,118)	(3,893)	(20,229)	(3,755)	(3,789)	(12,685)	-3.3%	-4.0%
Other Non-Operating Expenses	(30,084)	(3,469)	(6,277)	(20,338)	(8,251)	(7,115)	(1,809)	(2,691)	(2,615)	-87.1%	-76.3%
Monetary Correction	(7,127)	(4,104)	(1,618)	(1,405)	(1,932)	950	2,056	(2,380)	1,274	-190.7%	-113.3%

NON-OPERATING INCOME	(98,751)	(25,843)	(27,403)	(45,505)	(23,396)	(57,822)	(16,601)	(18,833)	(22,388)	-50.8%	-41.4%

INCOME BEFORE INCOME TAX	3,353	8,421	4,841	(9,909)	6,566	30,337	16,522	8,420	5,395	-154.4%	804.8%

Income Tax	(18,546)	(5,834)	(5,427)	(7,285)	(8,492)	(20,725)	(9,243)	(7,470)	(4,012)	-44.9%	11.7%
Minority Interest	(747)	(336)	(284)	(127)	(25)	(103)	(15)	3	(91)	-28.3%	-86.2%
Amortization of Negative Goodwill	0	90	(90)	0	0	0	0	0	0	—	—

NET INCOME	(15,940)	2,341	(960)	(17,321)	(1,951)	9,509	7,264	953	1,292	-107.5%	-159.7%

Observed exchange rate (end of the period)		655.90	688.05	748.73	718.61		731.56	699.12	660.97

		I	II	III	IV		I	II	III
		2002	2002	2002	2002		2003	2003	2003

Earnings per Common Share (Ch$)		2.4	-1.0	-18.1	-2.0		7.6	1.0	1.3
Earnings per ADR (US$)		0.015	-0.006	-0.110	-0.012		0.046	0.006	0.008
Weighted Average Number of Shares Fully Paid (millions)		957.2	957.2	957.2	957.2		957.2	957.2	957.2

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CONSOLIDATED BALANCE SHEET (ChGAAP) (Figures in thousands of Ch$ as of September 30, 2003)

ASSETS	2003 Ch$	2002 Ch$	LIABILITIES	2003 Ch$	2002 Ch$
CURRENT ASSETS			CURRENT LIABILITIES
Cash and banks	11,065,712	15,499,066	Banks and financial institutions – short-term	19,179,704	18,361,468
Time deposits	268,863	52,446,233	Banks and financial institutions – current maturities	56,278,285	43,101,678
Marketable securities	47,483,444	89,950,371	Commercial papers	9,950,159	0
Trade receivables	214,593,001	204,284,331	Debentures	109,847,734	26,404,718
Notes receivable	5,960,648	5,610,309	Current maturities of other long-term liabilities	445,284	485,920
Sundry debtors	11,404,984	25,832,519	Dividends payable	167,675	200,322
Due from related companies	18,201,485	19,628,052	Accounts payable	131,225,405	131,299,966
Inventories	19,704,226	16,769,648	Notes payable	227,226	87,086
Refundable taxes	21,604,519	16,668,254	Sundry creditors	42,837,408	5,581,526
Prepaid expenses	8,747,891	9,768,638	Due to related companies	19,698,765	11,636,420
Deferred taxes	21,155,049	26,565,304	Provisions	9,485,826	25,987,135
Other current assets	35,424,445	79,539,046	Withholdings	9,224,829	13,200,152
Total current assets	415,614,267	562,561,771	Unearned income	7,705,410	2,391,052
			Other current liabilities	2,791,897	1,991,074
			Total current liabilities	419,065,607	280,728,517

FIXED ASSETS			LONG-TERM LIABILITIES
Land	27,694,719	27,539,330	Banks and financial institutions	371,255,246	616,329,289
Construction and infrastructure works	186,799,365	185,582,533	Debentures	338,429,064	565,808,796
Machinery and equipment	3,439,859,750	3,282,492,915	Due to related companies	22,687,508	25,763,829
Other fixed assets	381,777,356	403,388,080	Sundry creditors	9,021,941	5,686,346
Technical revaluation	9,242,473	9,242,348	Provisions	19,106,007	22,810,785
Less: accumulated depreciation	2,180,120,508	1,934,282,559	Deferred Taxes	46,786,562	28,831,336
Fixed assets-net	1,865,253,155	1,973,962,647	Other long-term liabilities	4,674,289	10,270,971
			Total long term liabilities	811,960,617	1,275,501,352

			MINORITY INTEREST	1,261,258	1,216,445

OTHER ASSETS			EQUITY
Investments in related companies	10,467,888	39,896,023	Paid-in capital	850,980,476	735,741,104
Investments in other companies	3,862	3,862	Reserve	10,211,766	9,564,638
Goodwill	161,320,334	185,456,179	Share premium	0	115,886,504
Long-term debtors	30,572,407	52,035,175	Other reserves	59,027	744,278
Intangibles	36,111,578	30,878,720	Retained earnings:	431,732,567	440,938,983
Amortization (less)	4,029,581	2,278,546	Prior years	422,223,259	456,881,572
Other long-term assets	9,957,408	17,805,990	(Losses) Income for the period	9,509,308	(15,942,58)
Total other assets	244,403,896	323,797,403	Total equity	1,292,983,836	1,302,875,507

TOTAL ASSETS	2,525,271,318	2,860,321,821	TOTAL LIABILITIES AND EQUITY	2,525,271,318	2,860,321,821

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS PERIODS ENDED AS OF SEPTEMBER 30, 2002 AND 2003
Figures in Thousands of Constant Ch$ as of September 30, 2003

	2003	2002

NET CASH PROVIDED BY USING IN OPERATING ACTIVITIES	200,072,951	235,881,867

Net income (Gain/Losses)	9,509,308	(15,942,589)

Result in sales of assets	(3,851,627)	(7,658,655)

Loss in sale of fixed assets	(328,218)	313,857
Gain in sales of investments (less)	(3,590,114)	(7,972,512)
Loss in sales of investments	66,705	0

Charges (credits) to income not affecting cash flows:	242,625,067	290,464,257

Depreciation	200,555,032	200,232,537
Intangibles amortization	1,368,919	667,314
Write-off and provisions	23,710,421	18,247,456
Equity earnings from related companies (less)	(1,055,334)	(943,088)
Equity losses from related companies	416,366	473,957
Amotization of goodwill	20,228,782	21,070,577
Price-level restatement (net)	408,208	3,399,290
Gain (loss) on foreign currency transactions	(1,356,986)	3,725,219
Other credits not affecting cash flows	(6,119,090)	(18,459,853)
Other charges not affecting cash flows	4,468,749	62,050,848

Decrease (increase) in current assets:	(11,278,223)	10,094,176

(Increase) Decrease in trade receivables	(16,961,895)	(13,049,127)
(Increase) Decrease in inventories	(5,030,858)	9,232,526
(Increase) Decrease in other current assets	10,714,530	13,910,777

Increase (decrease) in current liabilities:	(37,035,336)	(41,822,671)

Increase (decrease) in due to related companies,
related with operating activities	(33,829,946)	(61,661,320)
Increase (decrease) in accrued interest payable	(9,746,958)	(5,975,435)
Increase (decrease) in income tax payable, net	12,922,968	19,544,702
Increase (decrease) in other accounts payable	0	0
related with non operating result	(3,635,732)	6,012,265
Increase (decrease) in value-added tax, net, and other	(2,745,668)	257,117

Income ( loss) of minority interest	103,762	747,349

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS PERIODS ENDED AS OF SEPTEMBER 30, 2002 AND 2003
Figures in Thousands of Constant Ch$ as of September 30, 2003

	2003	2002

NET CASH PROVIDED BY FINANCING ACTIVITIES	(159,519,635)	(149,067,975)

Increase in bank borrowings	—	13,987,836
Debentures	19,791,533	0
Other financing sources	0	1,009,775
Repayment of dividends (less)	(16,761,793)	(1,279,288)
Capital distribution	0	0
Repayment of loans (less)	(92,986,502)	(76,751,112)
Repayment of debentures (less)	(69,562,873)	(75,840,669)
Repayment of loans to related companies (less)	0	(10,194,517)

NET CASH USED IN INVESTING ACTIVITIES	(40,623,584)	(85,206,602)

Sale of fixed assets	17,991	542,999
Sale of investments in related companies	33,388,363	28,729,933
Sale of other investments	62,392,169	—
Other revenues from investments	206	0
Additions to fixed assets (less)	(99,896,736)	(50,124,948)
Payment of capitalized interests (less)	0	(3,731,211)
Investments in related companies (less)	0	(121,386)
Investments in financial instruments (less)	(33,362,313)	(30,643,331)
Other investment disbursements (less)	(3,163,264)	(29,858,658)

NET CASH FLOW FOR THE PERIOD	(70,268)	1,607,290

PRICE-LEVEL RESTATEMENT EFFECT ON CASH AND CASH EQUIVALENTS	(595,929)	(1,226,629)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(666,197)	380,661

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	21,285,592	87,927,504

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	20,619,395	88,308,165

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 28, 2003

TELECOMMUNICATIONS COMPANY OF CHILE

By	/s/ Julio Covarrubias F.
Name:	Julio Covarrubias F.
Title:	Chief Financial Officer